Exhibit 4.12

CREDIT FACILITY AGREEMENT No. RK/038/11

Moscow

MTS OJSC COPY

July 24, 2012

Joint Stock Commercial Bank “ROSBANK” (Open Joint Stock Company), hereinafter referred to as “Creditor”, represented by the Chairman of the Management Board Vladimir Yurievich Golubkov, acting under the Charter, as the party of the first part, and Open Joint-Stock Company “Mobile TeleSystems”, hereinafter referred to as the “Borrower” represented by the Vice President, Chief Financial Officer Alexey Valerievich Kornya, acting under the Power of Attorney No. 0530/10 of 04.06.2010., as the party of the second part, hereinafter jointly referred to as the “Parties”, have entered into this agreement (hereinafter the “Agreement”) as follows:

Clause 1. Subject Matter of the Agreement

1.1.    Terms used in the Agreement:

Credit facility — loans to be granted by the Creditor to the Borrower over the period established in the Agreement, provided that the total indebtedness payable by the Borrower under loans granted in such a manner shall not exceed the total credit limit established by the Agreement.

Total credit limit — maximum possible indebtedness fixed by the Agreement (excluding interest on loans and other payments), which may be outstanding for the Borrower under all loans obtained under the Agreement as of any dates within the term of the Agreement.

Bank margin means 1.25 (one point and twenty-five) percent per annum.

MosPrime_1M rate — a rate for ruble loans (deposits) granted for the period of one (1) month, announced on “REUTERS” screen, “MOSPRIME=“ page, at 12.30 (Moscow time) for the business day corresponding to day of determining the rate specified in clause 4.1.1 of the Agreement.

MosPrime_2M rate — a rate for ruble loans (deposits) granted for the period of two (2) months, announced on “REUTERS” screen, “MOSPRIME=“ page, at 12.30 (Moscow time) for the business day corresponding to day of determining the rate specified in clause 4.1.1 of the Agreement.

MosPrime_3M rate — a rate for ruble loans (deposits) granted for the period of three (3) months, announced on “REUTERS” screen, “MOSPRIME=“ page, at 12.30 (Moscow time) for the business day corresponding to day of determining the rate specified in clause 4.1.1 of the Agreement.

1.2.    The Creditor undertakes to provide a credit facility to the Borrower with a total credit limit of 2.500.000.000,00 (two billion five hundred million) rubles.

Each loan is granted for the period to be agreed by the Parties immediately before the provision of the corresponding loan by entering into an addendum to the Agreement, or by specifying in the Request referred to in clause 3.1 of the Agreement the date of loan repayment by the Borrower, and by taking actual actions on granting such loan by the Creditor; with that, the Parties shall rely on the fact that period of each loan shall not exceed three (3) calendar months from the date when the loan was granted to the Borrower, and the repayment date of any loan shall not occur later than July 24, 2014 (the latest of the dates agreed by the Parties on which the Borrower shall repay the loans granted to it in accordance with the established procedure, hereinafter conditionally referred to as “Credit Facility End Date”).

1.3.    Loans are provided for the following purposes: general corporate purposes.

1.4.    The Borrower shall pay interest to the Creditor at the rate specified in Clause 4 of the Agreement.

Clause 2. Conditions precedent to loan

2.1.  Before applying to the Creditor to obtain the first loan under credit facility, the Borrower shall submit to the Creditor the following documents (which shall be satisfactory to the Creditor as to the form and content):

• Borrower’s financial statements (Form No. 1 and Form No. 2) as of the last reporting date endorsed by tax inspectorate;

• notarized certified copy of the charter, the resolution on the establishment of the company and state registration certificate of the Borrower;

• extract from Uniform State Register of Legal Entities issued not earlier than one (1) month before the date of its submission to the Creditor;

• notarized signatory card containing signatures of persons authorized by the Borrower to sign the Agreement and other documents relating to the Agreement;

• copies of documents certified by the Borrower confirming the powers of the Director and the chief accountant of the Borrower (including, but not limited to, an extract from the minutes of the Board of Directors of the Borrower on the election of the Director, an extract from the minutes of the meeting of shareholders on the membership of the Board of Directors and the order of the Director on the appointment of the chief accountant);

• notarized copy of the Power of Attorney No. 0530/10 of 04.06.2010. issued to the Vice President, Chief Financial Officer Alexey Valeryevich Kornya;

• notarized copy of tax registration certificate.

2.2.  The Creditor may waive the requirement for submission of some of the documents referred to above in clause 2.1 of the Agreement; however, it may require the Borrower to submit these documents later. In the latter case, Borrower’s failure to provide the required documents within a period of five (5) business days from the date of the request shall be the basis for acceleration of the outstanding debt under the Agreement by the Creditor in accordance with Clause 8 of the Agreement.

Clause 3. Granting loans

3.1.  Loans may be granted to the Borrower during the period of twenty-three (23) calendar months from the date of signing of the Agreement (hereinafter — the “Credit period”), provided the Creditor receives no later than one (1) business day prior to the proposed date of the next loan the written Request of the Borrower containing a reference to the Agreement, with two signatures of authorized persons and the seal of the Borrower, specifying the date when the corresponding loan shall be granted and payment details for the transfer of funds (hereinafter — the “Request”). The request shall also specify the date of repayment of the corresponding loan. The Creditor is entitled to accept the relevant terms of the Agreement, specified in the above documents or refuse to accept them and return the request to the Borrower, if the terms specified by the Borrower do not conform to the Agreement.

The request may be submitted by the Borrower to the Creditor via telecommunication channels, including the Internet, with the use of a corporate information system Internet Client-Bank (hereinafter — the “System”) in the form of an electronic document created by the System, subject to presence of the corresponding agreement between the Borrower and the Creditor on the use of electronic documents and according to the procedure established therein.

With that, the Borrower shall provide the Creditor the Request on paper, drawn up in accordance with the requirements of this clause, within 10 days after sending the Creditor the relevant electronic document.

3.2.  The Creditor is entitled to deny credit to the Borrower in full or in part:

3.2.1.  If any of the documents referred to in Clause 2 of the Agreement were not submitted to the Creditor, in case of any of the events specified in clause 8.1 of the Agreement, as well as in the circumstances clearly indicating that the loan granted to the Borrower will not be repaid in time;

3.2.2.  In case of Borrower’s default to perform its obligations under previous Individual Loan.

3.3.  If according to payment details specified by the Borrower in the Request, the loan shall be granted by transferring funds to the Borrower’s account with another bank, the corresponding loan shall be deemed granted at the time the funds are debited from the correspondent account of the Creditor. If according to payment details specified by the Borrower in the Request, the loan shall be granted by transferring funds to the account of the Borrower held with the Creditor, the corresponding loan shall be deemed granted at the time the funds are credited to the Borrower’s account with the Creditor specified in the Request.

3.4. If the Borrower’s Request to grant the first loan has not been received by the Creditor for six hundred and ninety (690) calendar days after the signing of the Agreement, the Borrower is considered to waive his right to obtain loan, and the Creditor shall be exempt from any liability to the Borrower under the Agreement, and the Agreement shall be deemed terminated as of the day following the last day of the period specified in this clause.

3.5.  The Creditor has the right to unilaterally withdraw from the Agreement completely or in part and deny loan to the Borrower in the following cases:

• no suitable deposits are available to it, including, but not limited to, in the interbank market in the ordinary course of business to finance such loans;

• the cost of obtaining the corresponding loans, including, but not limited to, in the interbank market, will exceed the MOSPRIME rate for the corresponding period.

Clause 4. Interest

4.1. The Borrower shall pay interest to the Creditor on loans granted under the Agreement at the following rates:

4.1.1.  Up to and including the relevant repayment date of each loan:

• for loans granted under the Agreement, the repayment period for which, as determined in accordance with clause 1.2 of the Agreement does not exceed one (1) calendar month — interest at MosPrime_1M rate, increased by Bank Margin;

• for loans granted under the Agreement, the repayment period for which, as determined in accordance with clause 1.2 of the Agreement exceeds one (1) calendar month, but not does not exceed 2 (two) calendar months — interest at MosPrime_2M rate, increased by Bank Margin;

• for loans granted under the Agreement, the repayment period for which, as determined in accordance with clause 1.2 of the Agreement exceeds two (2) calendar month, but not does not exceed 3 (three) calendar months — interest at MosPrime_3M rate, increased by Bank Margin.

MosPrime_1M, rate MosPrime_2M, MosPrime_3M rates for each individual loan shall be established on the date when such loan is granted and shall apply to the entire amount of debt under the loan, beginning with the calendar day following the date of the establishment of rate.

4.1.2.  After the relevant repayment date of each loan — increased interest at the (determined in the manner specified by the last paragraph of clause 4.3 of the Agreement) doubled current refinancing rate of the Bank of Russia, for each period from the date following the day on which the payment was due, to the date when the relevant loan amount was credited to the account of the Creditor specified in clause 11.1 of the Agreement.

4.3.  Interest on each loan shall be charged by the Creditor on the outstanding balance of principal, registered on the appropriate personal account as of the beginning of each trading day, while the loan remains outstanding. The interest is accrued based on the interest rate, the period of actual use of loan and the number of calendar days in the year (365 or 366 days, respectively).

When accruing the interest specified in clause 4.1.2 of the Agreement, the interest rate used to calculate interest on this trading day shall be defined as doubled refinancing rate of the Bank of Russia valid on this trading day.

4.4.  Interest on loans granted under the credit facility specified in clause 4.1.1, shall be paid as a lump sum on the relevant repayment date of each loan.

In case of early full or partial repayment of any loan granted under the credit facility, the interest shall be paid in accordance with clause 5 of the Agreement.

Increased interest accrued in accordance with clause 4.1.2 of the Agreement after the relevant repayment date shall be paid together with the principal amount, on which it was charged. With that, in case the payment made is not sufficient for the full repayment of principal, on which the increased interest was charged, the order specified in clause 5.3 of the Agreement shall apply.

4.5.  The Borrower may pay the interest in full or in part before the dates specified in clause 4.4 of the Agreement.

4.6.  In case of failure to pay interest on loan specified in clause 4.1.1 of the Agreement within the terms established by the Agreement, interest in the amount of the refinancing rate of the Bank of Russia as of the relevant trading day shall be charged on the amount overdue.

Clause 5. Repayment of loans, interest payments and other payments

5.1.  Repayment of loans, interest payments, payment of loan account maintenance fee, as well as payment of bank fees and expenses shall be made within the terms provided by clauses 1.2, 4.4 and 7.1 of the Agreement.

5.2.  Repayment of loans, payment of interest on loans, payment of loan account maintenance fee, as well as payment of bank fees and expenses shall be made by the Borrower pursuant to the terms of the Agreement by transferring funds to the account of the Creditor specified in clause 11.1 of the Agreement.

Termination of financial obligations of the Borrower under the Agreement otherwise is permitted only with the written consent of the Creditor.

5.3.  The Parties agreed that, when the amount of payment made is not sufficient for complete performance of obligations hereunder, first of all the amount shall be applied for repayment of costs of the Creditor to obtain performance, and then the outstanding amount under the Agreement in the following order: fee for maintaining the loan account, interest on loans (first the interest specified in clause 4.1.1), the principal amount, and in the remaining amount — the interest under clause 4.1.2 of the Agreement, interest under the first paragraph of clause 8.3 of the Agreement, interest under the last paragraph of clause 4.6 of the Agreement, interest under the last paragraph of clause 8.3 of the Agreement, bank fees and expenses.

5.4.  The Borrower shall have the right of early full or partial repayment of any loan provided under the credit facility, and if the repayment is made before the expiration of Credit period, interest on loans shall be paid according to terms specified in clause 4.4 of the Agreement, and after the end of the Credit period early full or partial repayment of any loan may be made by the Borrower only subject to simultaneous payment of interest accrued on the amount repaid early for the corresponding period to the date when the repaid part of the debt is credited to the account of the Creditor specified in clause 11.1 of the Agreement.

Clause 6. Obligations of the Borrower

6.1.  The Borrower shall:

6.1.1.  Not use the proceeds of loans for the following purposes:

• repayment of its obligations to the Creditor;

• granting loans to third parties, except for the affiliates of the Borrower;

• repayment of loans to third parties;

• purchase and redemption of securities;

• investments into the charter capital of other entities;

• acquisition and payment of bills, except for bills issued by the Creditor;

• repayment obligations of other borrowers to the Creditor.

6.1.2.  Provide to the Creditor:

• Not later than forty (40) calendar days after the end of the reporting quarter — its financial statements (Form No. 1 and Form No. 2), prepared in accordance with RAS, endorsed by tax inspectorate. Annual financial statements (Form No. 1—5) shall be provided no later than one hundred (100) calendar days from the end of the financial year;

• not later than one hundred eighty (180) calendar days from the end of the financial year — consolidated financial statements, prepared in accordance with US GAAP.

6.1.3.  After obtaining the first loan under the Credit facility provided on written request of the Creditor no later than ten (10) business days from the date of the request copies of the following documents:

• confirming the use of any loan provided under the Credit facility,

• reflecting the financial position of the Borrower (other than the documents specified in clause 6.1.2).

6.1.4.  In the event any circumstances arise that may lead to Borrower’s failure to fulfill the Agreement, as well as when the circumstances arise specified in Clause 8.1 of the Agreement, immediately inform the Creditor in writing about such the circumstances and about the measures taken by the Borrower to fulfill the terms of the Agreement.

6.1.5.  In case any changes were made to the constituent documents of the Borrower, inform the Creditor about this in writing and submit to the Creditor notarized copies of such changes and additions within fifteen (15) days from the date of registration of said changes.

6.1.6.  In the event of a reorganization of the Borrower, inform the Creditor about it in writing no later than two (2) days from the date of the decision on reorganization, as well as in case of reorganization in the form of division or separation to repay the indebtedness under the Agreement in full, including the loan amounts, as well as interest and other charges through the repayment date, within seven (7) calendar days from the date of the decision on such reorganization.

6.1.7.  Within five (5) calendar days after the change of the Director and (or) the Chief Accountant, change of address and / or mailing address or payment details, inform the Creditor in writing of relevant changes.

6.2.  The Borrower is not entitled to transfer (sell) to any third party its right to obtain a loan, as well as its obligations under the Agreement, without the prior written consent of the Creditor.

Clause 7. Fees and expenses

7.1.  All bank fees and expenses related to the banking operations hereunder, shall be calculated in accordance with banking practice on the basis of the Creditor’s tariff valid as of the transaction date, and shall be payable by the Borrower on the day of corresponding transaction.

7.2.  The Creditor will charge a fee for maintaining the loan account of the Borrower in the amount of 0.25 (zero point twenty five percent) of the amount of each loan granted; with that, the total amount of fees for maintaining the loan account should not exceed 6.250.000,00 (six million two hundred fifty thousand) rubles.

Payment of fee for maintaining the loan account of the Borrower shall be made not later than one (1) calendar day before the proposed date of the next loan.

Clause 8. Acceleration of loans

8.1.  Creditor’s right to accelerate loans under the Agreement shall arise in the event during the term of the Agreement any of the following circumstances occur, provided that, in the reasonable opinion of the Creditor, it can adversely affect the ability of the Borrowers to meet its obligations hereunder:

8.1.1.  Violations (failure to fulfill or improper fulfillment) of any of Borrower’s obligations hereunder, provided that the payment obligation was not fulfilled by the Borrower within three (3) business days from its due date, and any other obligation was not fulfilled by the Borrower within five (5) business days from its due date or the date of receipt of the Creditor’s request, indicating the term of its fulfillment.

8.1.2.  Any information or document submitted by the Borrower to the Creditor under the Agreement proves to be false or invalid, and the Borrower failed to provide authentic document or information within the period specified in clause 2.2.

8.1.3.  A competent governmental authority or management body of the Borrower makes decision on its liquidation (reorganization in the form of division or separation), or an event occurs which under the current legislation should lead to such consequences, or the Borrower has ceased its activities or significantly changed the nature of activities that he carried out at the time of the Agreement.

8.1.4.  A competent government authority adopts a decision or regulation, the implementation of which will impede the Borrower’s performance of any of its obligation hereunder or lead to the fact that such performance will be considered as contrary to the applicable law.

8.1.5.  There is a valid decision of the court to collect from the Borrower taxes and other budgetary payments for a total amount exceeding 250.000.000,00 (two hundred and fifty million) U.S. dollars or the equivalent amount in rubles at the exchange rate of the Bank of Russia on the date of entry into force of the corresponding court decision, which is not fulfilled by the Borrower within sixty (60) calendar days from the date of its entry into force, provided that such decision of the court remains in force and its action is not suspended.

8.1.6.  The Borrower is recognized bankrupt by arbitration, declares its inability to satisfy claims of creditors on its financial obligations, or any bankruptcy proceedings established by the legislation of the Russian Federation are initiated against it, and such proceedings are not terminated or suspended for fourteen (14) calendar days from the date on the corresponding decision on initiation of such proceedings.

8.1.7.  A property of the Borrower has been seized, the book value of which exceeds 25% (twenty five percent) of the total assets of the Borrower as defined on the basis of the consolidated financial statements prepared in accordance with the US GAAP, as of the last reporting date, with the exception of any seizures or other encumbrance associated with:

• any claims made against the Borrower, including a claim (s) for the recovery of any amount, claim (s) on the transfer of property, claim (s) to declare null and void any transactions, as well as associated with the entry into force of the court decision to grant any such claim (s), the subject matter of which are the requirements related to the acquisition by the Borrower (any affiliate of the Borrower) of interests in OOsO “Bitel”, established and registered in accordance with the legislation of the Kyrgyz Republic, located at: 121 Chui Avenue, Bishkek, Kyrgyz Republic 720000, or based on such acquisition, or otherwise related to it;

• any disposal of all or part of the shares of PrJSC “MTS UKRAINE” (established and registered in accordance with the legislation of Ukraine, located at: 15 Leypzigskaya str., Kyiv, Ukraine 01601) owned by the Borrower, to any person who is not an affiliate of the Borrower, made based on a court decision taken in respect of such shares, or in accordance with it.

8.1.8.  Borrower has committed default of its obligation specified in clause 2.2 of the Agreement.

8.2.  In the event any of the above circumstances (events) specified in clause 8.1 of the Agreement occur, the Creditor is entitled to:

• suspend the provision of loans;

• deny any further credits to the Borrower;

• accelerate loans, interest and fees for the maintenance of the loan account, by written request to the Borrower. In case an early repayment of loan is requested, the debt under loans, interest and other payments payable to the Creditors under the Agreement shall be repaid within ten (10) business days from the date of the receipt of the relevant request of the Creditor by the Borrower or from the date on which the Borrower should have received the Creditor’s request in accordance with clause 10.10 of the Agreement. In this case, by way of amendment of clause 1.2 of the Agreement, the Credit Facility End Date shall be deemed the last day of the term specified by this clause.

8.3.  If the debt is not repaid within the period specified in the written request of the Creditor, the interest at the rate specified in clause 4.1.2 of the Agreement shall be payable on loans for the whole period from the day following the expiration of the period specified in clause 8.2, up to and including the date when the entire amount of loans is credited to the account of the Creditor specified in clause 11.1 of the Agreement.

An interest in the amount of the refinancing rate of the Bank of Russia valid for the corresponding trading day shall be paid on the amount of accelerated interest not paid within the period specified in the written request of the Creditor.

Clause 9. Duration

9.1.  The Agreement shall come into force from the date of signature. Expiration date of the Agreement shall be determined as the date of fulfillment of all obligations hereunder.

Clause 10. Miscellaneous

10.1.  The Agreement and all annexes hereto shall be governed by the legislation of the Russian Federation.

10.2.  All instructions, notices, confirmations or requests sent by the Borrower or the Creditor shall be made by the Parties in writing.

10.3.  If the date of payment of any amounts under the Agreement falls on the day that is not a business day in Moscow, the payment of such amounts shall be made immediately on the next business day. This transfer of payment shall be taken into consideration (included in the calculation period) when calculating the amount of interest and other types of payments hereunder.

10.4  Each of the Parties to the Agreement shall maintain strict confidentiality of the financial, commercial and other information received from the other Party.

10.5.  In the case of failure to perform or improper performance by the Borrower of any of its obligations hereunder, if such failure or improper performance by the Borrower continues for more than fifteen (15) days, the Creditor has the right for the purpose of assignment of its claims hereunder to transfer to third parties information about the Borrower and the loan terms.

10.6.  In all other matters not expressly provided for in the Agreement, the Parties shall be governed by the legislation of the Russian Federation.

10.7.  All disputes under the Agreement shall be resolved in accordance with the procedure established by the legislation of the Russian Federation, in the Arbitration Court of Moscow.

10.8.  All amendments and additions to the Agreement are valid only if made in writing and signed by authorized representatives of the Parties.

10.9.  The Parties shall promptly inform each other in writing if their location and / or mailing address or payment details are changed.

10.10.  When one of the Parties failed to notify the other Party about the change of its location and / or mailing address, all documents relating to the performance (default) of the Agreement coming to the old address shall be deemed received at the expiration of five (5) business days from the date of sending.

10.11  The Borrower represents and warrants the Creditor that at the time of entering into the Agreement there are no related parties in the transaction as defined in Clause 81 of the Federal Law “On Joint-Stock Companies”.

The Borrower acknowledges that from July 28, 2011 no changes have been introduced in its constituent documents.

The Borrower also confirms that the amount of loans granted under the Agreement and interest on loans stipulated by the Agreement (excluding late repayment interest) as of the first day of the month when the Agreement is entered into, does not exceed 5% of the book value of its assets, as defined according to the financial statements of the Borrower.

10.12.  The Creditor may waive to charge interest under clauses 4.1.2, 4.6 and 8.3 of the Agreement.

10.13.  The Agreement is made in two copies, one for each Party.

Clause 11. Addresses and payment details of the Parties

11.1 OJSC JSCB “ROSBANK”

11 Mashy Poryvaevoy street, Moscow, 107078.

INN 7730060164,

Correspondent account No. 30101810000000000256,

BIC 044525256

For repayment of principal

Account No. 45207810700000012925

For payment of interest Account No.

For payment of loan account maintenance fees:

Account No. 70601810200001620322.

11.2. Mobile TeleSystems OJSC

4 Marksistskaya str., Moscow, 109147

INN / KPP 7740000076 / 770901001

Settlement account: 40702810100000002754

with MTS-Bank OJSC

Correspondent account No. 30101810600000000232 in the OPERU of Moscow
GTU of the Bank of Russia,

BIC 044583212,

INN 7740000076

Signatures:

For the Creditor

(signature)
Chief accountant
(signature)

Registered in the register of seals

Open Joint Stock Company “Joint Stock Bank” “Rosbank”

State registration number 36487, Moscow

For the Borrower

(signature)
Chief accountant
(signature)

Seal

Registered in the register of seals

Open Joint Stock Company Mobile TeleSystems,

ORGN 102700149124, Moscow

ENDORSABLE COPY OF MTS

Agreement No. RK/038/11of                “      ”, 2012

Counterparty: JSCB “Rosbank” (OJSC)
Responsible department: DKF 5FI, KU

(Name of the responsible department)
I. S. Kapranov (signature)
(Full name and signature of the head of the responsible department)

Responsible officer	A. V. Smirnov (signature)
(Full name and signature of the responsible officer)

APPROVED:

Name of the approving department	Full name and position of the approving officer	Signature	Notes (endorsement date, other)
DZSiI	Gorpatov A.G.	signature

Stitched, numbered and sealed

seven (7) pages

Vice President, Chief Financial Officer of MTS OJSC

(signature)/Kornya A.V./

Seal

Registered in the register of seals

Open Joint Stock Company Mobile TeleSystems,

ORGN 102700149124, Moscow

Legal department:

Additional approval

Name of the approving department	Full name and position of the approving officer	Signature	Notes (endorsement date, other)